 Exhibit 99.1

First Mining Announces Upsized $12 Million Public Offering for a Total Offering of up to $27 Million

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Base Shelf Prospectus Accessible and Prospectus Supplement to be Accessible on SEDAR+

VANCOUVER, BC, July 15, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that, in connection with its previously announced public offering (the "Public Offering"), it has entered into an amended agreement with Haywood Securities Inc., on behalf of a syndicate of agents (collectively, the "Agents"), to increase the size of the Public Offering to up to 66,670,000 units of the Company (the "Units") at a price of $0.18 per Unit (the "Unit Offering Price") for aggregate gross proceeds to the Company of up to $12,000,060.

Each Unit will consist of one common share of the Company (a "Unit Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company at a price of $0.27 per share at any time prior to the date which is 36 months following the applicable closing date.

The Units issuable under the Public Offering will be offered pursuant to a prospectus supplement (the "Supplement") to the Company's base shelf prospectus dated January 23, 2024 (the "Shelf Prospectus"). The terms of the Public Offering will be described in the Supplement which will be filed with the securities regulators in each of the provinces and territories of Canada (excluding Quebec) and the Units may also be offered by way of private placement in the United States and in offshore jurisdictions in accordance with applicable securities laws.

In addition, the Company intends to complete a non-brokered private placement of up to 55,600,000 Units at the Unit Offering Price and up to 22,730,000 flow-through units (the "FT Units") at a price of $0.22 per FT Unit for total gross proceeds of up to $15,008,600 (the "Non-Brokered Offering" and together with the Public Offering, the "Offering"). Combined the Company expects to receive gross proceeds of up to $27,009,200 upon completion of the Offering. Each FT Unit will consist of one FT Share (a "FT Share") and one-half of a Warrant.

Each FT Share will qualify as a "flow-through share" within the meaning of the Income Tax Act (Canada) and will be offered on a private placement basis to accredited investors in each of the provinces of Canada except Quebec) pursuant to applicable prospectus exemptions in accordance with NI 45-106. All securities issued in connection with the Non-Brokered Offering will have a statutory hold period of four months and one day from the closing date.

The net proceeds from the sale of Units under the Offering will be used to advance First Mining's Springpole and Duparquet gold projects, as well as for general working capital and corporate purposes, as to be disclosed in the Supplement. The gross proceeds from the sale of FT Units will be used to incur eligible "Canadian exploration expenses" that qualify as "flow through mining expenditures" as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") related to the Springpole and Duparquet gold projects on or before December 31, 2026. All Qualifying Expenditures will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of the FT Units.

The Public Offering is expected to close on or about July 22, 2025 and the Non-Brokered Offering is expected to close on or before August 5, 2025. The closing of the Offering is subject to certain conditions, including but not limited to, the Company receiving the approval of the Toronto Stock Exchange (the "TSX").

Access to the Shelf Prospectus, the Supplement and any amendments to such documents are provided in accordance with securities legislation relating to procedures for providing access to a base shelf prospectus, a shelf prospectus supplement and any amendment to such documents. The Shelf Prospectus is accessible, and the Supplement will be accessible within two business days from the date hereof, on SEDAR+. An electronic or paper copy of the Supplement, the Shelf Prospectus and any amendment to the documents may be obtained, without charge, from Haywood Securities Inc. by email at ecm@haywood.com and by providing the contact with an email address or address, as applicable.

The Units and FT Units offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units and/or FT Units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2025, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the closing of the Offering and the timing of same, the upsize of the Public Offering, the amount of proceeds expected to be raised pursuant to the Offering, the use of the proceeds of the Offering, , and the Company's intention to complete the Non-Brokered Offering.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's ability to obtain all approvals required in connection with the Offering, demand for the Units and FT Units, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/15/c4483.html

%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 09:30e 15-JUL-25